Myers Industries, Inc.
Yearend Audit Adjustments
Fiscal Year Ended December 31, 2004

Debit (Credit)

Description	Assets	Liabilities	Pretax Income	Net Income

1. To adjust accrued environmental liability to the low end of
the estimated range of loss under SFAS No. 5	$0	$75,000	($75,000)	($45,000)

2. To eliminate product liability claim reserve to reflect Company's
release from claim after closing the books	$0	$40,000	($40,000)	($24,000)

3. To adjust product liability claim reserve to the low end of the
the estimated range of loss under SFAS No. 5	$0	$100,000	($100,000)	($60,000)

4. To record subsidiary deferred tax assets	$405,000	$0	$0	($405,000)

5. To adjust U.S. Federal income tax reserve to amount of
documented exposures	$0	$250,000	$0	($250,000)

6. To record fair value adjustment of finished goods inventory
and subsequent cost of sales for acquired company	($260,000)	$0	$260,000	$104,000

Total of all adjustments	$145,000	$465,000	$45,000	($680,000)

Amounts per December 31, 2004 financial statements as reported	$785,602,562	($439,598,526)	($38,728,760)	($25,709,760)

Adjustments as percent of reported amounts	0.02%	-0.11%	-0.12%	2.64%